Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,
India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

February 9, 2022

Corporate Relationship Department	National Stock Exchange of India Ltd.
BSE Limited	“Exchange Plaza”
Dalal Street, Fort	Bandra-Kurla Complex, Bandra (East),
Mumbai – 400 001	Mumbai – 400 051
Fax Nos.: 022-22723121 / 22723719 /	Fax Nos.: 022-26598120/ 26598237/
22722037 / 22722039	26598238

Scrip Code: 500124	Scrip Code: DRREDDY-EQ

Dear Sirs,

Sub: Intimation

Further to our intimation dated March 10, 2021 with regard to the audit of our API manufacturing plant at Middleburg, New York, we would like to inform you that we have received the Establishment Inspection Report (EIR) from US FDA, for the above-referred facility, indicating closure of the audit and the inspection classification of this facility is determined as ‘Voluntary action indicated’ (VAI). Currently, we do not have any sales from this plant.

This is for your information.

With regards,

/s/ Vivek Mittal
Vivek Mittal
Global General Counsel and Compliance Officer

CC:- New York Stock Exchange Inc.(Stock Code :RDY)

        NSE IFSC Ltd.